AMENDED EXHIBIT C
                        To Money Manager Agreement among
              Accessor Funds, Inc., Accessor Capital Management LP
       And Cypress Asset Management for the Intermediate Fixed-Income Fund
                              Effective May 1, 2002

                                MONEY MANAGER FEE


         The following compensation of the Money Manager for its services under the Agreement shall be calculated and paid by the Fund (except that no such fees shall be paid to the Manager as to any portion of the Portfolio for which it acts as money manager):

         Fees will be calculated and paid after the end of each calendar quarter at one-fourth of an annual percentage rate as described in the following paragraph and in the table below applied to the average daily net assets of the Account. The net assets of the Account are determined by including receivables and deducting payables. Expenses beyond the control of the Money Manager including, but not limited to, fees payable to the Fund's Custodian, Accounting Agent and Transfer Agent, fees of accountants, legal fees and expenses allocable to the Portfolio are not included as payables of the Account, but expenses within the control of the Money Manager including, but not limited to, brokerage commissions are included in determining the net assets of the Account.

        For the first five complete calendar quarters of management of the Account by the Money Manager, the Fund will pay the Money Manager on a quarterly basis at the following annual fee rates, applied to the average daily net assets of the Portfolio.

                                      Portfolio           Total
                                      Management          Annual
              Basic Fee                  Fee               Fee
              ---------               ----------          ------

                 0.02%                  0.02%              0.04%


         Commencing with the sixth calendar quarter of management by the Money Manager for the Account, the Fund will pay the Money Manager on a quarterly basis an annual fee based on the schedule below as applied to the average daily net assets of the Portfolio, capped at a maximum of 0.20%.



              Average Annual
              Performance                                          Total
              Differential vs.       Annual                        Annual
Basic Fee     Benchmark Index        Performance Fee               Fee
---------     ----------------       ---------------               ------

  0.05%       <0.35%                 0.00%                         0.05%
              =>0.35% and <=0.50%    0.05%                         0.10%
              >0.50% and <=0.70%     0.05% plus 1/2 (P-0.50%)*     Up to 0.20%
              >0.70%                 0.15%                         0.20%



         *P = Performance. Example: If Money Manager outperforms the benchmark index by 0.60%, the fee would be calculated as [0.05% basic fee + 0.05% Performance Fee + {(0.60%-0.50%)/2}] = 0.15%


        The Account's performance differential versus the benchmark index is recalculated at the end of each calendar quarter based on the Account's performance during all calendar quarters since commencement of management by the Money Manager for the Account through the next preceding calendar quarter, so that the performance fee, although measured on an average annual rate of return basis, covers all prior quarters except that of the immediately preceding quarter. Commencing with the 14th calendar quarter of management by the Money Manager for the Account, the

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Account's average annual performance differential will be recalculated based on the Account's performance during the preceding 12 calendar quarters (other than the immediately preceding quarter) on a rolling basis.

        The Manager agrees to make every effort to minimize cash inflows and outflows to the Account, and to attempt to limit them to once a month. For purposes of calculating the performance of the benchmark index, the Fund, the Manager and the Money Manager agree to accept the calculation provided by the publisher of the index or another mutually acceptable source. For purposes of calculating the performance differential versus the benchmark index, the investment performance of the Account for any period, expressed as a percentage of its net asset value per share at the beginning of such period, is equal to the sum of: (i) the change in the net asset value per share of the Account during such period; (ii) the value of the Account's cash distributions per share accumulated to the end of such period; and (iii) the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of such period. For this purpose, the value of distributions per share of realized capital gains, or dividends per share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains, shall be treated as reinvested in shares of the Account at the net asset value per share in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes. The investment record of the benchmark index for any period shall mean the sum of: (i) the change in the level of the index during such period; and (ii) the value, computed consistently with the index, of cash distributions made by companies whose securities comprise the index accumulated to the end of such period; expressed as a percentage of the index level at the beginning of such period. For this purpose cash distributions on the securities which comprise the index shall be treated as reinvested in the index at least as frequently as the end of each calendar quarter following the payment of the dividend.

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